

CORAL CLUB

A new cocktail bar celebrating the creative spirit of East Nashville

thecoral.club   Nashville, TN

Highlights

1 Over 40 years of combined hospitality experience in Food & Beverage amongst the partners.

2 Years of experience from Michelin Stars to Worlds 50Best Bars & Restaurants, Dive Bars to Wine Bars

3 Nashvilles explosive growth remains as some of the best in country. 98 people move to town each day.

4 Music City visitors spent $27 million a day in 2022 breaking records and up 35% from 2021

5 Team of experienced Nashville food & beverage resident locals. Excited to add to the community.

6 Largely locally backed and partially owner funded. Putting our money where our mouth is

7 Driven by community and excited to open this opportunity to our community to invest alongside of us

Our Team



Matthew Izaguirre Director of Beverage

Has been working in and around bars for over a decade. Bar professional with an impressive resume of some the most respected establishments in Orlando: Hansons Shoe Repair in Nashville: Urban Cowboy Public House, Folk, White Limozeen, Attaboy



Brice Hoffman Director of Hospitality

Has spent over a decade helping curate some of the most respected bar programs across the country: in San Francisco: Bourbon & Branch, RickHouse,(Barkeep) in Nashville: Rolf & Daughters (Bar Manager), Urban Cowboy Public House (Operating Partner)



Aaron Izaguirre Director of Operations

Currently leading Nationally recognized local Bar & Restaurant portfolio. St. Louis: Niche Food Group (Multi-Unit GM) Nashville: Louies Wine Dive (New Market General Manager), The Patterson House & The Catbird Seat (Director of Operations)



Kristopher Esqueda Business Development & Investor Relations

Seasoned former F&B professional with a decade of experience from Michelin stars, Coffee Shops to Tequila Bars. Current local real estate professional and investor with deep ties to the East Nashville Community. Investor relations.

Join us in creating your Coral Club.



Welcome to Coral Club

A **new cocktail bar** celebrating the creative spirit of East Nashville.

Mission & Vision

Over the past decade, we've helped open and operate some of Nashville's favorite bars.

At Coral Club, **we are creating our dream bar for Nashville.**

Coral Club offers 2,500 square feet of year-round drinking space and an additional 1,300 square feet of seasonal rooftop deck in the heart of East Nashville.

Biophilic design and warm curves inspire a vacation state of mind - an inviting cocktail den with modern coastal vibes and local flair.

There is space for everyone here. Secluded nooks and corners offer privacy, a prominent bar welcomes regulars and singles, and flexible seating accommodates large groups.

You can hang out all day with light, airy day-time vibes transitioning to mood lighting at night with a music program that builds intensity as the night progresses to compliment the space and the welcoming atmosphere we love to curate.

Coral Club will be open year-round, 7 days a week, 5pm–1am providing a soft, organic, safe, and inviting environment to drink, gather, and create memories.

Coral Club offers 2,500 square feet of year-round drinking space & an additional 1,300 square feet of seasonal rooftop deck in the heart of East Nashville.















As Nashville continues to grow, we're here to meet the demand for unique, authentic hospitality experiences away from Broadway

East Nashville has only one rooftop bar for over 70,000 residents. We're excited to fill a large void in the East Nashville food & beverage space.

From **Catbird Seat, Patterson House, and Rolf & Daughters to Folk, Attaboy, and Urban Cowboy Public House,** our team has helped shape many of the food and beverage experiences that have put Nashville on the culinary map.

With Tennessee surpassing population growth records, Nashville's 14.2% growth from 2010 to 2020, and a thriving job market, the appetite for these experiences is only growing,

Coral Club is poised to capture the influx of residents and visitors seeking a vibrant and dynamic social experience.



East Nashville has only one rooftop bar for over 70,000 residents.

Coral Club is poised to capture the influx of residents and visitors seeking a *vibrant* and *dynamic* social experience.

The Team

Founded by 4 longtime friends with over 40 years of food & beverage expertise.



Brice Hoffman
Director of Hospitality



Expert bartender & mixologist with 10+ years experience curating the most respected bar programs across the country.

San Francisco
- Bourbon & Branch
- RickHouse

Nashville
- Rolf & Daughters
- Urban Cowboy Public House



Aaron Izaguirre
Director of Operations

Multi-unit GM and Senior Director of Operations at nationally recognized bars & restaurants:

St. Louis
- Niche Food Group

Nashville
- Louies Wine Dive
- The Patterson House
- The Catbird Seat



Matthew Izaguirre
Director of Beverage





Bar professional and mixologist with 10+ years experience making customers happy:

Orlando
- Hansons Shoe Repair

Nashville
- Urban Cowboy Public House
- Folk
- White Limozeen
- Attaboy

   



Kristopher Esqueda

Business Development & Investor Relations

Seasoned former F&B professional with a decade of experience from Michelin stars to coffee shops to tequila bars. Current local real estate professional and investor with deep ties to the East Nashville Community.

saison

Why we're raising a Community Round

After 2 years of preparation, **we're ready to open in May 2024** — with the support of our community.

with the support of our community.

We’ve spent the last two years scheming—touring spaces, meeting landlords, doing market research, getting bids from contractors.

Then we came across this location. We knew this was the perfect place for Coral Club.

We’re raising money to fund completion of the buildout and operations and make sure that we can offer a great product.







We want our community to be a part of making this happen.

Use of Funds

We’re fundraising to complete construction and get our loyal community members onboard.

We've partnered with Pathway lending and local investors to get ready to open the bar.

We're raising to get to the finish line while making sure that our earliest supporters, neighbors, and community members are onboard to share in what we're creating.

So many of Nashville's hottest new developments are funded by big corporations from out of town. We're a team proudly based in East Nashville, looking to serve the residents and visitors of East Nashville.

We think that Nashville deserves to own a piece of Coral Club and our success.



Investment Terms

Investors will receive quarterly distributions until 120% of their investment has been paid back. Then

investors will receive a percentage of profit, in relation to their investment, in perpetuity.

100% of the company's distributable cash* for each fiscal quarter will be distributed by Coral Club to investors owning Preferred Units until all investors have received 120% of their investment in Coral Club.

After that, 20% of Coral Club's distributable cash for each fiscal quarter will be distributed by Coral Club to each investor, in relation to their initial investment, in perpetuity.

*Distributable cash means, for any fiscal period of the Company, the Company's gross revenues from operations received during such period less cash funds used to pay current operating expenses (including management operation pay to Bar Riviera LLC) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Managing Member.

Financial Projections

We project a complete return of investor capital, including 20% on top, in year 3.

Forward-looking statements are not guaranteed.

Based on a conservative projected annual growth rate of 5%, we have calculated a complete return of investor capital, including preferred return distribution, to be accomplished in full in calendar year 3 and the switch from 100% distributable cash to investors and 0% to

management to 80% distributable cash to management and 20% to investors in perpetuity.

We, the company, will actively be working in and managing the day-to-day operations of the business, overseeing every drink poured and guest served. Our main priority is to protect our asset at all costs, ensuring that our vision and your money are safe, secure, and profitable.

We will provide quarterly statements, P&L's, and will always be available to discuss operations and financials. We have available our full 7-year proforma for your review.

YEAR 1 PROJECTIONS

GROSS SALES	1,750,000	%MRGN
Credit Card Processing	56,000	3.2%
TOTAL SALES TAX & ALCOHOL TAX	393,094	22.5%
Total COGS	397,250	22.7%
TOTAL PAYROLL EXPRENSE	320,128	18.3%
TOTAL RENT AND UTILITIES	105,920	6.1%
Advertising/Marketing/Accounting	68,400	3.9%
Dues and Subscriptions	8,275	0.5%
Regulations	34,650	2.0%
Repairs and Maintenance	71,400	4.1%
Monthly Debt and Tax Escrow	113,240	6.5%
Net Profit	181,643	10.4%

Investor Distribution	$	181,643	
Manager Distribution	$	--	

YEAR 3 PROJECTIONS

GROSS SALES	1,929,375	%MRGN
Credit Card Processing	61,740	3.2%
TOTAL SALES TAX & ALCOHOL TAX	433,386	22.5%
Total COGS	437,968	22.7%
TOTAL PAYROLL EXPRENSE	355,138	18.4%
TOTAL RENT AND UTILITIES	110,870	5.7%
Advertising/Marketing/Accounting	44,400	2.3%

PROJECTIONS

Advertising/Marketing/Accounting	[illegible]	[illegible]
Dues and Subscriptions	10,255	0.5%
Regulations	34,650	1.8%
Repairs and Maintenance	86,428	4.5%
Monthly Debt and Tax Escrow	113,778	5.9%
Net Profit	240,762	12.5%

Investor Distribution		
Manager Distribution	$ 19,261	

Investor Total ROI	Year 3	25%	$	126,854
Total Investor Investor Return	Year 3		$	626,854

Forward-looking projections are not guaranteed.

Perks

Celebrate our opening with **our exclusive investor perks**

$250	High fives all around now you're a bar owner! (Unlimited)
$500	Coral Club "Wavy" Tote Bag + One entry ticket to our "Friends & Family" night Pre-opening celebration (Limit 50)
$1,000	Coral Club "Founding Member" Hat + Two entry tickets to our "Friends & Family" night pre-opening celebration (Limit...)

	(Limit 25)
$3,000	All of the above with 2 tickets to our F&F night (Limit 10)
$6,000	Coral Club personalized "Founders Card" for a lifetime discount and access to our semi-annual hosted investor happy hour + Hat + Tote + 2 Tickets to Investor Party (Limit 10)
$12,000	Name a Cocktail on our Opening Menu + 2 tickets to our F&F night + Founders Card (Limit 5)
$25,000	2 hour Private Patio Party hosted by Coral Club for you and up to 25 friends + Founders Card + 2 tickets to our F&F night (Limit 2)
$50,000	4 Hour Completely Private Event at for you and 50 guests hosted by Coral Club + Founders Card (Limit 1)
$100,000	Round trip airfare for you and 1 guest to Beaune, France (Premium Economy) for a 5 day stay at Maison 1896 + Founders Card (Limit 1)

Become part of East Nashville history.
Invest in Coral Club today!

